EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2010	2009	2008	2007	2006
Income (loss) from operations before income taxes	$(159)	$(236)	$379	$534	$309
Add (deduct):
Fixed charges	444	441	447	515	536
Capitalized interest	(3)	(5)	(10)	(10)	(5)
Amortization of capitalized interest	7	6	6	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	1	32	10	(11)	6
Distributions from equity investments	2	1	3	4	3
Dividends on preferred units	(4)	(9)	(9)	(9)	(14)
Issuance costs of redeemed preferred units	(4)	—	—	—	(6)

Adjusted earnings	$284	$230	$826	$1,029	$835

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$384	$379	$375	$444	$460
Capitalized interest	3	5	10	10	5
Dividends on preferred units	4	9	9	9	14
Issuance costs of redeemed preferred units	4	—	—	—	6
Portion of rents representative of the interest factor	49	48	53	52	51

Total fixed charges and preferred unit distributions	$444	$441	$447	$515	$536

Ratio of earnings to fixed charges and preferred unit distributions			1.8	2.0	1.6
Deficiency of earnings to fixed charges and preferred unit distributions	$(160)	$(211)	$—	$—	$—